SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2018

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders (“EGM”) pursuant to a board resolution adopted on March 26, 2018 and seeks the attendance of its shareholders.

The following is an English translation of the notice given to the shareholders in connection with the EGM:

To: Shareholders

From: Kim, Si-Ho, Interim President & CEO of KEPCO

We hereby call the fiscal year 2018 EGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Code, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: April 10, 2018 / 2:00 p.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217

          Korea Electric Power Corporation

3.	Item to be Reported: Audit Report

4.	Agenda for Shareholder Approval:

1)	Election of a President & CEO

Candidate	Biographic Details
Kim, Jong-Kap

•  Date of Birth: August 10, 1951

•  Current Position: CEO of Siemens in Korea

•  Previous Positions:

•  CEO, SK Hynix

•  Vice minister, Ministry of Trade, Industry & Energy

•  Commissioner, Korean Intellectual Property Office(KIPO)

•  Relationships with the largest shareholder of KEPCO: None

•  Transactions with KEPCO during the last three years: None

•  Education: Ph.D. in Public Administration from Sungkyunkwan University in Korea

Byun, Jun-Yeon

•  Date of Birth: November 19, 1954

•  Current Position: President of Vision Power

•  Previous Positions:

•  Executive Vice President & Chief Operating Officer, Global Operations, KEPCO

•  Executive Vice President & Chief Operating Officer, UAE Project, KEPCO

•  Executive Vice President & Chief Global Business Officer, KEPCO

•  Relationships with the largest shareholder of KEPCO: None

•  Transactions with KEPCO during the last three years: None

•  Education: B.S. in Electrical Engineering from Korea University in Korea

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name:	Kim, Jong-soo
Title:	Vice President

Date: March 26, 2018